[FC Banc Corp. Letterhead]
February 6, 2006
Via EDGAR
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	FC Banc Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File Number 0-25616
Dear Mr. Cline:
     This letter is to address the comment set forth in your January 25, 2006 letter. We have set forth below our response to your comment.
     Provision for Loan Losses, page 25
     Management is unable to specifically allocate the $90,000 provision for loan losses since the allowance for loan loss calculation is made up of multiple variables. However, the primary reason for the fluctuation from 2003 to 2004 can be analyzed. In comparing our internal analysis of the allowance for loan losses for the year ended December 31, 2004 to December 31, 2003, we note that the allowance allocated to specific risks identified from individual loan reviews amounted to $563,000 in 2004 and $612,000 in 2003. During 2003, a loan charge off of $276,000 occurred which effectively reduced the 2003 allocation to $336,000. Additional allocations were made in 2004 due to additional risk being identified with loans being individually reviewed. The allocation of the allowance for loan losses related to historical loss and other qualitative factors amounted to $403,000 in 2004 and $582,000 in 2003. The decline in this allocation is reflective of the decline in outstanding loan balances, as well as, delinquency trends and other qualitative factors.
     We look forward to hearing from you regarding our response.

Sincerely,
/s/ Jeffrey A. Wise
Jeffrey A. Wise
Treasurer and Chief Financial Officer